Exhibit 99.1

February 12, 2019	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

BEADELL SHAREHOLDERS APPROVE ACQUISITION BY GREAT PANTHER SILVER

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) is pleased to announce that at a special meeting held on February 12, 2019 at 10:00 a.m. (Perth time), shareholders of Beadell Resources Limited (“Beadell”) approved the scheme of arrangement under which Great Panther will acquire all of the shares in Beadell (the “Acquisition”).

Now that both Great Panther’s and Beadell’s shareholders have approved the Acquisition, closing is expected the first week of March following satisfaction of customary closing conditions and receipt of Australian court and regulatory approvals.

“We are very pleased to receive Beadell’s shareholders’ support on this important transaction”, stated James Bannantine, President and CEO. “This combination benefits both Beadell and Great Panther shareholders and provides investors with meaningful exposure to precious metals across a diversified portfolio of producing, advance stage and exploration assets in the Americas.”

Further information on the Acquisition is available on Great Panther’s website at: http://www.greatpanther.com/beadell-transaction/

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company also expects to make a decision on whether or not to restart the Coricancha project in Peru by the end of March 2019. In addition, the Company anticipates closing of the acquisition of gold producer Beadell Resources Limited during the first week of March.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the timing and completion of the Acquisition, and the timing or positive outcome of a production decision for the Coricancha project.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions of closing, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:     1 888 355 1766

Tel:           +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com